EXHIBIT 99.4

Vinci Compass Investments Ltd.

Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2026

Vinci Compass Investments Ltd.

Consolidated balance sheets

All amounts in thousands of Brazilian reais unless otherwise stated

Assets	Note	06/30/2026	12/31/2025

Current assets
Cash and cash equivalents	5(c)	224,968	280,091
Cash and bank deposits	5(c)	92,426	121,498
Financial instruments at fair value through profit or loss	5(c)	110,309	153,729
Financial instruments at amortized cost	5(c)	22,233	4,864
Financial instruments at fair value through profit or loss	5(d)	852,972	1,534,471
Accounts receivable	5(a)	211,615	214,706
Taxes recoverable		20,402	20,010
Other assets	7	84,890	70,168
Total current assets		1,394,847	2,119,446

Non-current assets
Financial instruments at fair value through profit or loss	5(d)	888,928	151,615
Financial instruments at amortized cost	6	5,751	6,141
Accounts receivable	5(a)	27,451	17,518
Taxes recoverable		2,763	1,225
Deferred taxes	21	40,544	47,393
Other assets	7	34,524	38,315
		999,961	262,207

Investments accounted for using the equity method	8(c)	71,969	65,796
Judicial deposits	24	49,869	43,999
Property and equipment	9	72,079	74,095
Right of use – Leases	11	127,571	141,226
Intangible assets	10	1,372,438	1,326,216
Total non-current assets		2,693,887	1,913,539

Total assets		4,088,734	4,032,985

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Vinci Compass Investments Ltd.

Consolidated balance sheets

All amounts in thousands of Brazilian reais unless otherwise stated

Liabilities and equity	Note	06/30/2026	12/31/2025

Current liabilities
Trade payables		14,102	13,369
Leases	11 and 5(e)	29,357	33,307
Accounts payable	12	38,184	38,101
Labor and social security obligations	13	101,408	199,422
Loans and obligations	15	163,582	93,862
Taxes and contributions payable	14	42,895	35,047
Total current liabilities		389,528	413,108

Non-current liabilities
Accounts payable	12	-	6
Leases	11 and 5(e)	118,854	126,877
Labor and social security obligations	13	3,525	9,221
Loans and obligations	15	691,183	872,770
Deferred taxes	21	3,275	4,641
Provision for contingencies	24	50,285	44,446
Retirement plans liabilities	16	678,810	508,416
Total non-current liabilities		1,545,932	1,566,377

Total liabilities		1,935,460	1,979,485

Equity	17
Share capital		19	19
Additional paid-in capital		2,230,012	2,236,406
Treasury shares	17(e)	(293,488)	(306,608)
Retained earnings		131,586	91,974
Other comprehensive income and other reserves		(19,613)	(43,013)
		2,048,516	1,978,778

Non-controlling interests	8(c)	104,758	74,722

Total equity		2,153,274	2,053,500

Total liabilities and equity		4,088,734	4,032,985

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Vinci Compass Investments Ltd.

Interim consolidated statement of income

For the six-month period ended June 30

All amounts in thousands of Brazilian reais unless otherwise stated

		Six months ended June 30		Three months ended June 30
Statements of Income	Note	2026	2025	2026	2025

Net revenue from services rendered	18	554,628	475,796	279,773	241,075

General and administrative expenses	19	(391,176)	(357,720)	(202,585)	(182,275)

Operating profit		163,452	118,076	77,188	58,800

Finance income	20	94,960	88,959	19,082	51,361
Finance expenses	20	(50,162)	(54,765)	(25,670)	(27,380)

Finance income/(expenses), net		44,798	34,194	(6,588)	23,981

Equity gain/(loss)	8	1,147	(6,197)	262	(3,996)

Profit before income taxes		209,397	146,073	70,862	78,785

Income taxes	21	(47,496)	(23,372)	(18,299)	(12,012)

Profit for the period		161,901	122,701	52,563	66,773

Attributable to the shareholders of the parent company		150,836	124,132	47,817	67,600
Attributable to non-controlling interests		11,065	(1,431)	4,746	(827)

Basic earnings per share in Brazilian Reais	17 (f)	2.30	1.96	0.73	1.06
Diluted earnings per share in Brazilian Reais	17 (f)	2.22	1.91	0.70	1.03

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Vinci Compass Investments Ltd.

Interim consolidated statement of comprehensive income

For the six-month period ended June 30

All amounts in thousands of Brazilian reais unless otherwise stated

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Profit for the period	161,901	122,701	52,563	66,773

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees	(20,831)	(33,331)	2,176	(14,940)

Total comprehensive income for the period	141,070	89,370	54,739	51,833

Attributable to:
Shareholders of the parent company	129,849	90,801	49,837	52,660
Non-controlling interests	11,221	(1,431)	4,902	(827)

	141,070	89,370	54,739	51,833

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Vinci Compass Investments Ltd.

Interim consolidated statement of comprehensive income

For the six-month period ended June 30

All amounts in thousands of Brazilian reais unless otherwise stated

		Share	Additional	Retained	Other	Treasury		Non-controlling	Total
	Note	capital	Paid-in capital	earnings	reserves	shares	Total	interests	equity

At January 01, 2025		18	2,097,712	30,682	73,769	(259,773)	1,942,408	(365)	1,942,043

Profit for the period		-	-	124,132	-	-	124,132	(1,431)	122,701
Other comprehensive income:
Foreign exchange variation of investee located abroad		-	-	-	(33,331)	-	(33,331)	-	(33,331)
Share based payments		-	(3,111)	-	10,131	3,111	10,131	-	10,131
Treasury shares bought, net of shares sold		-	-	-	-	(49,946)	(49,946)	-	(49,946)
Allocation of profit:
Dividends		-	-	(53,637)	(55,012)	-	(108,649)	-	(108,649)

At June 30, 2025		18	2,094,601	101,177	(4,443)	(306,608)	1,884,745	(1,796)	1,882,949

At January 01, 2026		19	2,236,406	91,974	(43,013)	(306,608)	1,978,778	74,722	2,053,500

Profit for the period		-	-	150,836	-	-	150,836	11,065	161,901
Other comprehensive income:
Foreign exchange variation of investee located abroad		-	-	-	(20,987)	-	(20,987)	156	(20,831)
Equity increase as part of a business combination		-	-	-	33,102	-	33,102	29,043	62,145
Revaluation of redemption Liability		-	-	-	(3,735)	-	(3,735)	-	(3,735)
Share based payments		-	(6,394)	-	15,020	13,120	21,746	-	21,746
Allocation of profit:
Dividends		-	-	(111,224)	-	-	(111,224)	(10,228)	(121,452)

At June 30, 2026		19	2,230,012	131,586	(19,613)	(293,488)	2,048,516	104,758	2,153,274

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Compass Investments Ltd.

Interim consolidated statement of comprehensive income

For the six-month period ended June 30

All amounts in thousands of Brazilian reais unless otherwise stated

	Notes	06/30/2026	06/30/2025
Cash flows from operating activities

Profit before taxation		209,397	146,073
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	19	34,272	28,514
Investment income and exchange variation of financial instruments at fair value through profit or loss		(5,863)	23,325
Net foreign exchange on liabilities at amortized cost	15(i)	(32,396)	(74,133)
Interest expense on loans and obligations	20	31,140	31,541
Gains on remeasurement of contingent consideration	20	(53,187)	(22,478)
Share based payments	19	14,245	11,997
Financial result on lease agreements	20	8,343	7,369
Net profit/(loss) of investments accounted for using the equity method	8(b)	(1,147)	6,197
Other adjustments		(60)	(233)
		204,744	158,172
Changes in assets and liabilities
Accounts receivables		(9,119)	48,074
Taxes recoverable		(1,937)	7,340
Other assets		(11,571)	32,777
Trade payables		733	(2,161)
Accounts payable		(6)	(28,748)
Labor and social security obligations		(101,627)	(85,972)
Taxes and contributions payable		(7,170)	(16,953)
Purchases of financial instruments related to retirements plans		(137,510)	(50,331)
Contribution for retirements plans		138,439	52,192
Deferred taxes		3,758	(451)
		(126,010)	(44,233)

Cash generated from operations		78,734	113,939
Income tax paid		(21,968)	(29,232)
Net cash inflow from operating activities		56,766	84,707

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets		(9,152)	(19,862)
Purchase of financial instruments at fair value through profit or loss		(476,722)	(124,621)
Sales of financial instruments at fair value through profit or loss		580,798	266,202
Purchase and sales of financial instruments at amortized cost		390	(8,073)
Dividends received from joint ventures investments	8(b)	4,723	-
Capital increase in joint ventures investments	8(b)	(13,102)	(9,917)

Net cash (inflow from investing activities		86,935	103,729

Cash flows from financing activities
Interest payments of loans and obligations	15	(29,394)	(27,499)
Principal payments of loans and obligations	15	(23,882)	(15,734)
Treasury shares acquisition paid, net of treasury shares sold	17(e)	8,853	(49,458)
Lease payments, net of sublease received		(18,622)	(15,948)
Dividends paid	17(d)	(123,949)	(107,750)

Net cash (outflow) from financing activities		(186,994)	(216,389)

Net decrease in cash and cash equivalents		(43,293)	(27,953)

Cash and cash equivalents at the beginning of the period	5(c)	280,091	223,302

Foreign exchange variation of cash and cash equivalents in subsidiary		(11,830)	(6,159)

Cash and cash equivalents at the end of the period	5(c)	224,968	189,190

Non-cash financing activities

Dividends declared and not yet paid until June 30, 2026 and 2025 were R$ 89 and R$ 2,696 (Note 12), respectively.

Issuance of shares related to the business combination were R$ 867,064 (2025: R$ 833,962) (Note 8 (a)).

Consideration payable, contingent consideration (earn-out) and redemption liability as of June 30, 2026 and December 31, 2025 were 291,773 and 355,388 (Note 15), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, in accordance with IAS 32, the earn-out obligation was classified as a financial liability.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations

Vinci Compass Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci Compass"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, corporate advisory services, distribution services and retirement services.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

On October 06, 2025, Vinci Compass announced an agreement for a business combination with Verde, one of Brazil's leading multi-strategy asset managers with a widely recognized brand. On December 01, 2025, the transaction was completed. Please see note 8(a) in further detail regarding the transaction.

Tax Reform on Consumption

In Brazil, Constitutional Amendment No. 132/2023 introduced a broad consumption tax reform, establishing a dual VAT model composed of the federal Contribution on Goods and Services (CBS) and the subnational Tax on Goods and Services (IBS), as well as a federal Selective Tax (IS). The main rules governing IBS, CBS and IS were enacted through Complementary Law No. 214/2025, while Complementary Law No. 227/2026 established the IBS Management Committee and related administrative rules.

The transition period is expected to run from 2026 to 2032, during which the current and new tax systems will coexist. Management is monitoring the implementation of the Reform and, based on the information available as of June 30, 2026, does not expect a significant impact on these interim condensed consolidated financial statements.

Galeão Transaction

In August 2025, an investment fund managed by Vinci Compass through its infrastructure strategy and within the Real Assets segment entered into an agreement to acquire an interest in Rio de Janeiro Aeroporto S.A. ("RJA”), an existing holding company wholly owned by Changi Airports Ltd ("Changi”). RJA holds an interest in the concessionaire of Aeroporto Internacional Tom Jobim, or Galeão ("GIG Airport” or "Galeão”), alongside Infraero. The completion of this part of the transaction was contingent upon the satisfaction of specific conditions, which were met in September 2025.

The transaction was structured to position the fund, together with Changi Airports through RJA, as an incumbent participant in the assisted sale process (the "Auction”) for the new Galeão concession, which occurred on March 30, 2026.

RJA lost the bid and on March 30, 2026, Aena Desarrollo Internacional ("Aena”) was declared the winning bidder in the Auction for the airport. As a result, RJA became entitled to receive indemnification in connection with the transfer of its interest in the concession to the winning bidder, subject to certain conditions. The results of the Auction were ratified on May 4. However, the amount of the indemnification payable to RJA has not yet been determined.

Vinci Compass is expected to receive a portion of the indemnification in connection with activities undertaken prior to the Auction, including the involvement of Vinci Compass’s infrastructure team, in its capacity as fund manager, in the negotiation and the review of contract renegotiations to be implemented under the new rules of the concession, as well as general expenses incurred during the pre-auction period. As the receipt of the indemnification is subject to precedent conditions and, consequently, to the achievement of certain performance obligations, no amounts related to the indemnification agreement had been recorded at Vinci Compass as of June 30, 2026.

Based on current Vinci Compass’ estimates, the amount expected to be received by Vinci Compass under the indemnification arrangement would be approximately R$100 million, net of taxes and general expenses. Such amount is currently expected to be received in the late third quarter or early fourth quarter of 2026.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

BACS Transaction

On June 1, 2026, Vinci Compass Argentina Asset Management S.A.S.G.F.C.I. ("VCAM"), a subsidiary of Entity, completed the combination of its Argentine asset management operations with BACS Administradora de Activos S.A.S.G.F.C.I. ("BACS"), following the execution of a corporate spin-off and merger transaction under Argentine corporate law.

Established in 2012, BACS is a leading Argentine mutual fund manager with a diversified investment platform serving corporate, retail and institutional investors through money market and non-money market investment strategies. Prior to the transaction, BACS managed approximately US$800 million in assets under management and maintained strategic commercial relationships with BACS Banco de Crédito y Securitización S.A. ("BACS Banco") and Banco Hipotecario S.A., providing broad distribution capabilities across the Argentine financial market.

The transaction combined BACS with Investis Asset Management S.A.S.G.F.C.I. ("Investis"), Entity existing Argentine asset management platform, creating a combined operation with approximately US$1.6 billion in AuM at the transaction announcement date. The combined platform significantly enhances Entity scale in Argentina while expanding its product offering, distribution capabilities and operating efficiency.

Following the transaction, VCAM continues to operate under Entity investment governance, risk management, compliance and operational framework while leveraging BACS’s local market expertise, customer relationships and distribution infrastructure. The combined platform offers a diversified suite of investment products, including money market funds and longer-duration investment strategies, serving corporate, retail and institutional clients throughout Argentina.

The transaction was executed through a corporate reorganization involving the issuance of shares by the acquired entity to the non-controlling shareholders and did not involve any cash consideration. Following completion of the transaction, Entity retained control of the combined entity while the former shareholders of BACS became minority shareholders of VCAM. In addition, the transaction includes a contractual performance-based equity adjustment mechanism under which the former BACS shareholders may become entitled to receive an additional equity interest, subject to the achievement of specified revenue growth and distribution performance targets during the contractual measurement period.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The issuance of these financial statements was authorized by the Entity's management on August 11, 2026.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Interim consolidated financial statements

Vinci operates as an asset management firm. The Group focuses on private equity, real assets, credit, equities, corporate advisory and investment products and solutions, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on June 30, 2026 and December 31, 2025 are as follows:

	Interest - %

	06/30/2026	12/31/2025

Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria Financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners Fund III GP Limited	100	100
GGN GP LLC	100	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Monalisa Cash FIM Crédito Privado IE (2)	100	-
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	92	90
Vinci Vida e Previdência S.A. (3)	92	90
Vinci SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	100
VINCI US RE Corporation (5)	98	98
MAV Capital Gestora de Recursos SS Ltda. (6)	100	100
ICML Gestão de Negócios e Participações SS Ltda. (6)	100	100
Lacan Administração de Bens e Participações Ltda. (7)	100	100
Lacan Investimentos e Participações Ltda. (7)	100	100
SPS IV GP LLC	100	100
MNC Holdings Limited (8)	100	100
Investis Asset Management S.A. (8)	58	100
Compass Group S.A. (8)	100	100
Vinci CG Gestora de Recursos Ltda (8)	100	100
Compass Investments Brazil LLC (8)	100	100
Vinci Compass Chile SpA (8)	100	100
Vinci Compass Inversiones SpA (8)	100	100
Compass Group Chile S.A. Administradora General De Fondos (8)	100	100
VC Servicios Financieros SpA (8)	100	100

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Compass Group S.A. Asesores de Inversion (8)	100	100
VC Asesorias e Inversiones SpA (8)	100	100
VC Distribución Institucional SpA (8)	100	100
Compass Group Chile Spa (8)	100	100
Compass Group SA Comisionista de Bolsa (8)	100	100
VC Asesores De Inversión Colombia S.A.S (8)	100	100
Compass Investmenst De Mexico S. A. de C. V. Sociedad Operadora de Fondos de Inversion (8)	100	100
Compass Investmenst Corporativo S.A. de C.V. (8)	100	100
CDI Sociedad Desarrolladora de Proyectos S.A. De C.V (8)	100	-
CDI Sociedad Administradora de Proyectos S.A. De C.V (8)	100	100
MB Property Management Mexico S de RL De C.V. (8)	100	100
Compass Group Holding S.A.P.I de C.V. (8)	100	100
Compass Servicios Operativos S de RL de C.V. (8)	100	100
Compass Desarrollo Inmobiliario S.A. de C.V. (8)	100	100
Compass Latin America Investments LLC (Delaware) (8)	100	100
Compass Capital Consultants S.A.C. (8)	100	100
Compass Peru S.A. (8)	100	100
Compass Group S.A.F. S.A. (8)	100	100
Compass Group Global Advisors S.A. (8)	100	100
Compass Group Uruguay Investment Advisors S.A. (8)	100	100
Bunara S.A. (8)	100	100
Cipresi S.A. (8)	100	100
CG Global Services S.A. (8)	100	100
Compass Group LLC Establecimiento Permanente en Chile (8)	100	100
Compass Group LLC (8)	100	100
CG Compass (USA) LLC (8)	100	100
Compass Group Holdings Inc (8)	100	100
Compass Group Investments Solutions LLC (8)	100	100
Compass Group Asset Management Holdings S.L.U. (8)	100	100
Compass Group GP S.à r.l. (Compass GP Luxemburgo) (8)	100	100
Inversiones La Esmeralda SpA (8)	100	100
Compass GSO COF IV Solutions GP Ltd (8)	100	100
Compass BXLS V Solutions GP (8)	100	100
Compass SP Solutions GP (8)	100	100
Compass LCP X Solutions GP (8)	100	100
Compass Secondaries Solutions (8)	100	100
Compass Capital (Cayman) (8)	100	100
Compass BCP Asia II Solutions (8)	100	100
Verde Empreendimentos e Participações S.A. (9)	50	50
Verde Asset Agro e Imobiliário Ltda. (9)	35	35
Verde Asset Management S.A. (9)	50	50
Verde Serviços Internacionais S.A. (9)	50	50
VC Holding LATAM S.A.S.	100	100
MNVC UK Ltd.	100	100
AGILIZANDO TUS FINANZAS, S.A.P.I. de C.V., SOFOM, E.N.R.	100	100
Vinci Lacan IV GP, LLC	100	100
VISA GP, LLC	100	100
VIR V GP, LLC	100	100

(1)	Minority interest represents less than 0.001%.

(2)	Under the terms of IFRS 10, the Entity classifies Vinci Monalisa FIM Crédito Privado IE and Vinci Monalisa Cash FIM Crédito Privado IE as investment entities. Accordingly, the Entity does not consolidate their investments and measures at fair value through profit or loss in accordance with IFRS 9.

(3)	Vinci Compass has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência.

(4)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(5)	Under the terms of IFRS 10, the Entity classifies Vinci US RE Corporation as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(6)	On 29 June 2024, Vinci Gestora Recursos Ltda. acquired 30% of the issued share capital of MAV Capital Gestora de Recursos Ltda. and 100% of the issued share capital of ICML Gestão de Negócios e Participações SS Ltda. Vinci Compass has direct and indirect interest on MAV Capital Gestora de Recursos SS Ltda. Vinci Compass has indirect interest through its ownership interest on ICML Gestão de Negócios e Participações SS Ltda., which holds 70% of ownership interest at MAV.

(7)	Subsidiaries consolidated after Lacan business combination. Please see note 8(a)(iii) for further details of the transaction.

(8)	Subsidiaries consolidated after Compass business combination. Please see note 8(a)(ii) for further details of the transaction.

(9)	Subsidiaries consolidated after Verde business combination. Please see note 8(a)(iv) for further details of the transaction.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any interest retained in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci Compass.

The strategic decisions of the Group comprise six distinct business segments: (i) Private Equity, (ii) Equities, (iii) Real Assets; (iv) Credit; (v) Global IP&S; and (vi) Corporate Advisory (see Note 23). Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity are included as follows:

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

•      Allowance of expected credit losses of accounts receivable.

•      Provision for profit sharing.

•      Consolidation of subsidiaries.

•      Fair value measurement of financial assets.

•      Fair value measurement of retirement plans liabilities.

•      Provision for contingent liabilities.

•      Impairment for goodwill and other intangible assets.

•      Fair value measurement of contingent consideration.

•      Fair value of share-based payments.

•      Financial evaluation of compound instruments.

•      Estimated useful lives for fixed and intangible assets.

•      Purchase price allocation on business combinations.

•      Estimative and assumptions related to lease contracts, including variable considerations, evaluation of implicit interest rate and extensions options.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

As of June 30, 2026, and December 31, 2025 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparties, which have investment-grade ratings assigned by credit agencies. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci Compass's treasury reviews expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

•      Accounts receivable.

•      Loans and receivables from employees evaluated at amortized cost.

•      Advances to projects in progress.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

At the reporting date, the carrying amount of the Group’s financial assets and liabilities exposed to other currencies, as listed below:

Balance sheet	06/30/2026	12/31/2025

Cash and cash equivalents	108,799	120,834
Financial instruments at fair value through profit or loss	217,555	214,142
Accounts receivable	41,720	40,674
Taxes recoverable	4,723	6,729
Other receivables	27,521	26,848
Current assets	400,318	409,227

Financial instruments at fair value through profit or loss	106,871	128,720
Intangible assets	18,159	16,915
Financial instruments at amortized cost	19,650	11,883
Investments accounted for using the equity method	69,794	61,592
Deferred taxes	12,047	14,988
Lease, property and equipment	54,417	66,802
Non-current assets	280,938	300,900

Trade payables	5,106	14,086
Leases	39,186	45,978
Accounts payable	781	997
Loans and obligations	35,698	35,459
Labor and social security obligations	32,667	59,167
Taxes and contributions payable	9,095	9,911
Current liabilities	122,533	165,598

Other payables	-	7
Loans and obligations	527,961	561,284
Related parties	10,963	4,894
Deferred taxes	7,950	9,884
Non-current liabilities	546,874	576,069

Net Equity exposed to other currencies (comprised as below)	11,849	(31,540)

Net Equity exposed to US Dollars	(86,029)	(118,585)
Net Equity exposed to Euros	1,304	2,194
Net Equity exposed to Pounds	1,169	1,995
Net Equity exposed to Chilean Pesos	45,780	43,522
Net Equity exposed to Uruguayan Pesos	(8,558)	(7,846)
Net Equity exposed to Colombian Pesos	3,251	5,161
Net Equity exposed to Argentine Pesos	8,992	(721)
Net Equity exposed to Mexican Pesos	16,788	15,677
Net Equity exposed to Peruvian Sols	29,152	27,063

In addition to the net assets presented in the table above, Vinci Compass Investments Ltd and Vinci Monalisa FIM Crédito Privado IE hold non-deliverable forwards contracts exposed to US Dollars in the amount of R$ 103,532 (US$ 30 million) as of June 30, 2026 (R$ 165,072 (US$ 30 million) as of December 31, 2025). Please see note 5(d)(ii) for more detail

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	Six months ended June 30		Three months ended June 30
Net foreign exchange result	2026	2025	2026	2025

Financial revenue	16,437	12,423	-	11,283
Financial expense	-	-	(992)	-

Net foreign exchange result, net	16,437	12,423	(992)	11,283

The Group operates internationally and is exposed to foreign exchange risk.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) Interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. Note 4(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits, certificates of deposits and US treasury bills of R$ 224,968 (12/31/2025 – R$ 280,091) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	06/30/2026	12/31/2025
Cash and cash equivalents	224,968	280,091
Financial instruments at fair value through profit or loss (i)	852,972	1,534,471
Financial instruments at amortized cost	5,751	6,141
Judicial deposits (ii)	49,869	43,999
Trade payables	(14,102)	(13,369)
Labor and social security obligations	(104,933)	(208,643)
Accounts payable	(38,184)	(38,107)
Lease liabilities	(148,211)	(160,184)
Convertible preferred shares	(483,480)	(513,765)
Commercial notes	(78,233)	(87,326)
Consideration payable	(9)	(6,029)
Banco Security	(1,279)	(10,153)
Provisions for contingencies (ii)	(50,285)	(44,446)
Retirement plans liabilities	(678,810)	(508,416)
Net debt	(463,966)	274,264

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The contingent consideration and the redemption liability were not included in the net debt calculation. The contingent consideration and the redemption liability, subject to certain conditions, can be settled by shares held in treasury or shares issued by Vinci Compass.

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

(ii)	Judicial deposits and provisions for contingencies were included in the net debt reconciliation, as they are directly related to the same underlying legal proceedings and substantially offset each other, resulting in an immaterial net impact on reported net debt.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2024	(241,257)	(861,542)	(374,813)	(119,455)	223,302	1,531,036

Cash flow and dividends provision	(18,862)	75,779	(76,173)	27,578	47,952	(80,753)
Fair value and monetary adjustments	-	(2,951)	(57,430)		13,039	84,188
Addition and finance expenses accrual	-	(247,431)	-	(68,307)	-	-
Foreign exchange adjustments	-	69,513	-	-	(4,202)	-
December 31, 2025	(260,119)	(966,632)	(508,416)	(160,184)	280,091	1,534,471

Cash flow and dividends provision	102,900	53,279	(138,444)	18,622	(60,278)	117,951
Fair value adjustment	-	-	(31,950)	-	5,465	(36,268)
Addition and finance expenses accrual	-	26,193	-	(1,945)	-	-
Foreign exchange adjustments	-	32,395	-	(4,704)	(310)	-
Reclassification from current to non-current assets (5(d))	-	-	-	-	-	(763,182)
June 30, 2026	(157,219)	(854,765)	(678,810)	(148,211)	224,968	852,972

Maturities of financial liabilities

Except for the retirement plans liabilities, the tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at June 30, 2026	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(14,102)	-	-	(14,102)	(14,102)
Labor and social security obligations	(101,408)	(3,525)	-	(104,933)	(104,933)
Lease liabilities	(34,241)	(57,260)	(65,873)	(157,373)	(148,211)
Accounts payable	(38,184)	-	-	(38,184)	(38,184)
Loans and financing	(84,038)	(192,052)	(1,015,437)	(1,291,527)	(854,765)
Total	(271,973)	(252,837)	(1,081,310)	(1,606,119)	(1,160,195)

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Contractual maturities of financial liabilities at December 31, 2025	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(13,369)	-	-	(13,369)	(13,369)
Labor and social security obligations	(199,422)	(9,221)	-	(208,643)	(208,643)
Lease liabilities	(33,307)	(68,344)	(121,243)	(222,894)	(160,184)
Accounts payable	(38,107)	-	-	(38,107)	(38,107)
Loans and financing	(93,862)	(200,618)	(1,073,934)	(1,368,414)	(966,632)
Total	(378,067)	(278,183)	(1,195,177)	(1,851,427)	(1,403,095)

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact on its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	-0.45% (or R$ 7.3 million) of the financial investment portfolio for a confidence interval of 95% on June 30, 2026 (0.57% or R$ 9.2 million on December 31, 2025).

●	-0.72% (or R$ 11.7 million) of the financial investment portfolio for a confidence interval of 99% on June 30, 2026 (0.90% or R$ 14.6 million on December 31, 2025).

Additionally, the Group evaluated the financial investment portfolio on June 30, 2026 and December 31, 2025, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	06/30/2026	12/31/2025
Current inflation	Inflation index	-100bps	3.6	3.9
Exchange traded real estate funds	Share prices	-10%	(7.4)	(13.3)
Brazilian stock prices	Share prices	-10%	(0.5)	(2.6)
Fixed-rate offshore rates	US yield curve	-100bps	(0.0)	(0.1)
Foreign exchange rate	Foreign exchange rates	10% (***)	7.4	5.1
Domestic base overnight rate	Domestic base overnight rate	-100bps	(5.3)	(5.0)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	06/30/2026	12/31/2025

Accounts receivable	(a)	239,066	232,224
Other financial assets at amortized cost	(b)	74,506	72,043
Cash and cash equivalents	(c)	224,968	280,091
Financial assets at fair value through profit or loss (FVTPL)	(d)	1,741,900	1,686,086
		2,280,440	2,270,444

Financial liabilities

Liabilities at amortized cost	(e)	157,219	260,119
Lease liabilities	(e)	148,211	160,184
Loans and obligations	(e)	854,765	966,632
Retirement plans liabilities	(e)	678,810	508,416
		1,839,005	1,895,351

The Group's exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

a)	Accounts receivable

Current assets	06/30/2026	12/31/2025
Accounts receivable from contracts with customers	212,259	215,338
Loss allowance	(644)	(632)

Non-current assets
Accounts receivable from contracts with customers	27,451	17,518
	239,066	232,224

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in their entirety. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable comprised by long-term advisory fees related to Real Estate projects administration fees contingent upon the realization of invested fund assets and unrealized performance fee and up-front fees receivable. Unrealized performance fees are recognized when the management, with accumulated experience, estimates that it is highly probable that a significant reversal will not occur. Vinci Compass expects the unrealized performance fees will be received during 2026. However, since its realization is subject to uncertainty, the balance is presented as a non-current receivable.

Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on a quarterly basis Vinci Compass analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

Accounting write-downs or impairment losses of R$ 12 were recognized during the period.. The allowance for expected credit losses as of June 30, 2026 amounted to R$ 644 (R$ 632 as of December 2025).

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost refer to the following debt instruments:

	06/30/2026	12/31/2025

Employees loans (Note 7 (iii))	18,158	17,093
Receivable from employees (Note 7 (i))	21,129	28,207
Advances to projects in progress (Note 7 (iv))	35,219	26,743
	74,506	72,043

These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

See note 6 for more details.

c)	Cash and cash equivalents

	06/30/2026	12/31/2025

Cash and bank deposits	92,426	121,498
Financial instruments at fair value through profit or loss (i)	110,309	153,729
Financial instruments at amortized cost (ii)	22,233	4,864
	224,968	280,091

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand, bank deposits held at financial institutions, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 100% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii)	Comprised of US Treasury Bills.

d)	Financial assets and liabilities at fair value through profit or loss

The group classifies the following financial assets and liabilities at fair value through profit or loss (FVTPL):

-	Mutual funds;

-	Private markets funds;

-	Real Estate Investments;

-	Derivatives financial instruments;

-	Listed equity securities.

Financial assets and liabilities measured at FVTPL include the following categories:

	06/30/2026	12/31/2025

Current assets	852,972	1,534,471
Mutual funds (i)	851,565	1,523,998
Derivative financial assets (ii)	1,277	10,219
Listed equity securities	118	-
Real Estate Investments (iv)	-	116
Other financial assets	12	138

Non-current assets	888,928	151,615
Mutual funds (i)	783,970	19,958
Private markets funds (iii)	27,381	29,294
Real Estate Investments (iv)	76,084	100,773
Listed equity securities	1,493	1,590

The following table demonstrates the funds invested included in each category mentioned above.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(i) Mutual funds
	06/30/2026	12/31/2025

Current assets	851,565	1,523,998
Vinci Monalisa FIM Crédito Privado IE (2)	-	888,630
Vinci Monalisa Cash FIM Crédito Privado (2)	73,396	-
Vinci Multiestratégia FIM	-	409
Vinci Special Opportunities Fund Master SP	9,437	15,381
Compass Lapco Fondo De Inversion Serie B	4,156	5,967
Vinci Income Fund Ltd	22,370	28,842
Vinci Compass Brazil Equity Fund Class I	-	10,736
Latin America Equity Fund Class I	11,127	11,081
Vinci Reservas Técnicas FI RF DI	15,938	16,058
Retirement services investment funds (1)	678,807	508,420
FI Vinci Renda Fixa CP	6,400	11,591
Fondo Mutuo Compass Liquidez	11,306	7,104
Toronto Trust Arroho	6,940	-
Pershing Money Market	5,264	5,255
LV Money Market USD	-	6,262
Other mutual funds	6,424	8,262

Non-current assets	783,970	19,958
Vinci Monalisa FIM Crédito Privado IE (2)	763,182	-
Compass - Fondo de Inversión Adelanto de Efectivo	11,948	12,353
Other mutual funds	8,840	7,605

(1) These funds refer to the financial products as part of the Company's retirement plans services. See Note 16 for further information.

(2) On January 9, 2026, the fund Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) carried out a partial split of its net assets to Vinci Monalisa Cash FIM Crédito Privado (“Vinci Monalisa Cash”). Vinci Monalisa and Vinci Monalisa Cash are mutual funds incorporated in Brazil.

Prior to the spin-off, Vinci Monalisa Fund, which offers immediate redemption features, held a portfolio comprising both liquid and illiquid financial assets. Following the transaction, the Fund’s liquidity profile changed, and the investment in Vinci Monalisa was reclassified as a non-current asset, reflecting the revised expectation of its realization profile.

Vinci Monalisa Cash’s balances are the following:

	06/30/2026	12/31/2025
Net Asset Value	73,396	-
Mutual funds	45,857	-
Treasury bonds	26,485	-
Other assets/liabilities	1,054	-

After the split, Vinci Monalisa Cash’s portfolio is comprised mostly of liquid invested funds.

Mutual funds

Vinci Monalisa Cash holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of June 30, 2026, Vinci Monalisa Cash holds investments in mutual funds, which are distributed in the following classification:

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

	06/30/2026	12/31/2025
Mutual Funds’ classification
Interest and foreign exchange (a)	70.34%	-
Specific strategy (c)	29.66%	-
	100.00%	-

Vinci Monalisa’s balances are the following:

	06/30/2026	12/31/2025
Net Asset Value	763,182	888,630
Real estate funds	233,146	238,492
Mutual funds	58,201	210,390
Private market funds	463,057	400,479
Other assets/liabilities	8,778	39,269

After the split, Vinci Monalisa’s portfolio is comprised mostly of illiquid invested funds with different redemption criteria. Over 24% of its investments are liquid and may be redeemed and 76% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of June 30, 2026 and December 31, 2025, Vinci Monalisa holds R$ 58,201 and R$ 210,390 investments in mutual funds, respectively, which are distributed in the following classification:

	06/30/2026	12/31/2025
Mutual Funds’ classification
Interest and foreign exchange (a)	14.04%	73.11%
Foreign investments (b)	9.55%	2.64%
Specific strategy (c)	76.41%	24.25%
	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(c)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	06/30/2026	12/31/2025

Vinci Fulwood DL FII (a)	80,240	82,731
Vinci Credit Securities FII (b)	60,793	61,710
TRX Real Estate FII	24,001	-
Vinci Offices FII (c)	21,536	23,304
Vinci Imóveis Urbanos FII (d)	15,694	41,626
Other real estate funds (e)	30,882	29,121
	233,146	238,492

     (a) The fund invests in real estate receivable certificates, bonds and other real estate assets;

     (b) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

     (c) The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

     (d) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

     (e) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Private markets funds
	06/30/2026	12/31/2025

VCP IV Master FIP B (a)	172,860	156,450
Vinci Crédito Infra Institucional Fundo Incentivado – Infraestrutura (b)	80,007	80,786
Vinci Infra Água e Saneamento Strategy FIP – Infraestrutura (c)	70,619	58,121
Vinci Strategic Partners I FIP – Classe A (d)	31,142	28,353
Vinci Infraestrutura Transporte e Logística FIP	17,072	17,171
Lacan Florestal III Feeder FIP Multiestratégia (e)	17,034	14,407
Vinci MAV IV FIDC	13,874	-
Vinci Impacto Ret IV FIP Multiestratégia	9,775	9,674
Vinci Strategic Partners I FIP – Classe B (d)	7,244	7,606
Lacan Florestal II - FIP Multiestratégia (e)	5,383	5,607
Lacan Florestal IV Feeder FIP Multiestratégia - IS (e)	5,081	4,515
Other funds	32,966	17,789
Total private markets funds	463,057	400,479

(a) VCP IV is being established with the intention to continue the Group’s investment strategy of pursuing opportunistic private equity and equity-like investments in Brazil. Fund will maintain the Group’s opportunistic approach that provides flexibility to invest in four different sub-strategies: (i) Growth

Equity, (ii) Buyout, (iii) Minority Growth and (iv) Turnaround, with a higher focus on the Growth and Buyout strategies.

(b) The Fund aims to increase the value of its shares through subscription or acquisition, on the primary or secondary market, predominantly of debentures issued by privately held companies, for the purpose of raising funds to implement projects relating to the implementation, expansion, maintenance, recovery, adaptation, or modernization of infrastructure projects.

(c) The Fund's investment policy is the acquisition of shares, subscription bonuses, debentures convertible or not into shares, or other securities, convertible or exchangeable into shares issued by companies, publicly or privately held in the water sector and basic sanitation.

(d) The purpose of the funds is to obtain capital gains through investment in assets in Brazil, such as shares in Brazilian private equity funds; and shares, subscription bonuses, simple and convertible debentures, other securities and bonds convertible or exchangeable into shares, provided that the debentures and other securities and bonds are admitted under the terms of the specific regulations applicable to RPPS and EFPC.

(e) The Funds’ objective is to manage and administer planted forests to supply eucalyptus wood, pine wood and other species for the purpose of generating energy in power plants, extracting wood from planted forests and managing administrative and sales activities.

(ii)	Derivative financial assets/liabilities

June 30, 2026		Notional Amount of Contract with Final Expiration Date in		Fair value
Derivative financial instruments	Currency	Up to 6 months	Between 6 months and 1 year	Asset	Liability
Purchase Forward	USD x CHL	293	(46)	8,348	-
Sales Forward	CHL x USD	(293)	46	(7,071)	-
Total				1,277	-

December 31, 2025		Notional Amount of Contract with Final Expiration Date in		Fair value
Derivative financial instruments	Currency	Up to 6 months	Between 6 months and 1 year	Asset	Liability
Purchase Forward	USD x CHL	1,841	4	(3,907)	(14,059)
Sales Forward	CHL x USD	(1,841)	(4)	14,059	3,907
Purchase Forward	USD x BRL	30,000	-	67	-
Total		30,000	-	10,219	(10,152)

Derivatives are only used for economic hedging purposes and not as speculative investments. They are presented as current assets or liabilities to the extent that they are expected to be settled 12 months after the end of the reporting period.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(iii) Private markets
	06/30/2026	12/31/2025

Vinci Capital Partners III Feeder FIP Multiestratégia	4,324	5,075
Nordeste III FIP Multiestratégia	453	1,703
Fundo Garantidor de Infraestrutura – FGIE – Class A	3,974	3,704
Fundo Garantidor de Infraestrutura – FGIE – Class B	15,870	14,900
Compass Global Investments III	984	1,788
Compass Global Investments II	1,226	1,469
Compass Private Equity VII FI	550	655
Total Private markets funds	27,381	29,294

(iv) Real Estate Investments
	06/30/2026	12/31/2025

Non-current assets
Vinci US RE Corporation (a)	43,377	64,482
CCLA Capital	17,837	18,106
Compass Desarrollo Inmobiliario	8,655	9,002
CCLA Desarrollo y Renta IMU	2,403	4,622
Compass Desarrollo y Rentas	2,551	3,114
Other Real Estate investments	1,261	1,447

Total Real Estate Investments	76,084	100,773

(a)	Vinci Compass invests in several properties through its subsidiary, Vinci US RE Corporation. The investments are intended to develop real estate properties for capital appreciation through income or sale of the respective properties.

During the period, the following gains were recognized in profit or loss:

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
Fair value gains on investments at FVPL recognized in finance income	22,212	51,297	9,324	32,868

e)	Financial liabilities

	06/30/2026	12/31/2025

Current	346,633	378,061
Trade payables	14,102	13,369
Labor and social security obligations (Note 13)	101,408	199,422
Loans and obligations (Note 15)	163,582	93,862
Lease liabilities	29,357	33,307
Accounts payable (Note 12)	38,184	38,101

Non-current	1,492,372	1,517,290
Accounts payable (Note 12)	-	6
Lease liabilities	118,854	126,877
Labor and social security obligations (Note 13)	3,525	9,221
Loans and obligations (Note 15)	691,183	872,770
Retirement plans liabilities (Note 16)	678,810	508,416

	1,839,005	1,895,351

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On June 30, 2026
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	1,611	-	-	1,611
Other financial assets	-	12	-	12
Certificate of deposits	-	110,309	-	110,309
Mutual funds	-	1,635,535	-	1,635,535
Derivative financial assets	-	1,277	-	1,277
Private equity funds	-	-	27,381	27,381
Real Estate Investments	-	-	76,084	76,084
Total Financial Assets	1,611	1,747,133	103,465	1,852,209

	On December 31, 2025
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	1,706	-	-	1,706
Other financial assets	-	138	-	138
Certificate of deposits	-	153,729	-	153,729
Mutual funds	-	1,543,956	-	1,543,956
Derivative financial assets	-	10,219	-	10,219
Private equity funds	-	-	29,294	29,294
Real Estate Investments	-	-	100,773	100,773
Total Financial Assets	1,706	1,708,042	130,067	1,839,815

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 135,232, R$ 58,201 and R$ 569,749, respectively (2025: R$ 178,238, R$ 209,998 and R$ 507,196, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds and real estate investments, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci Compass or its subsidiaries (fund's management).

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended June 30, 2026 and December 31, 2025:

Fair Value
Closing balance January 1, 2025	132,453
Capital deployment	3,082
Sales and distributions	(3,833)
Loss recognized in finance income	(1,635)
Closing balance December 31, 2025	130,067
Capital deployment	400
Sales and distributions	(17,484)
Loss recognized in finance income	(9,518)
Closing balance June 30, 2026	103,465

6	Financial instruments at amortized cost

	06/30/2026	12/31/2025

Certificate of deposit	2,862	3,054
Guarantee deposits	2,889	3,087

	5,751	6,141

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

7	Other assets

	06/30/2026	12/31/2025

Receivables from employees (i)	21,129	28,207
Related parties’ receivables (ii)	11,498	14,864
Employees loans (iii)	18,158	17,093
Advances to projects in progress (iv)	35,219	26,743
Receivable from customers – SOFOM (v)	8,888	-
Restricted deposit (vi)	6,300	6,152
Finix Transaction Receivable (vii)	-	5,365
Prepaid expenses	11,851	5,887
Guarantee deposits	1,359	1,346
Sundry advances	2,329	314
Others	2,683	2,512

Total	119,414	108,483

Current	84,890	70,168
Non-current	34,524	38,315

Total	119,414	108,483

(i)	See Note 22 (d) for more details.

(ii)	Refers to an intercompany transaction. See Note 22 (b) for more details.

(iii)	Refers to amount’s receivable from employees.

(iv)	Refers to costs incurred by projects related to funds administered by Vinci Compass, that are initially paid by the Group and subsequently reimbursed.

(v)	The SOFOM’s receivables primarily arise from financing transactions granted to customers in the ordinary course of business. These balances include the principal amount of the loans granted, plus accrued interest and other contractual charges recognized through the reporting date and are presented net of the related expected credit loss allowances.

(vi)	Refers to a restricted deposit maintained by CG Compass (USA) LLC to meet legal and contractual obligations.

(vii)	The amount relates to the sale of Fingroup shares, which was completed on October 14, 2024. Prior to the business combination, Compass held a 50% ownership interest in Fingroup, which was disposed of before the closing of the transaction. The outstanding receivable arising from the sale was fully collected during the second quarter of 2026.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Investments

(a)	Business Combination

Details of the estimated purchase consideration, the net assets acquired, goodwill and other intangible assets are as follows:

	Compass	MAV	Lacan	Verde	BACS (b)

Cash paid	201,372	5,000	70,000	32,413	-
Shares issued (Class A Shares)	692,156	-	-	141,806	-
Shares issued by subsidary	-	-	-	-	33,102
Consideration payable	-	10,000	-	-	-
Contingent consideration	74,903	18,010	33,468	42,980	1,850
Total purchase consideration	968,431	33,010	103,468	217,199	34,952

Non-controlling interest	-	-	-	73,372	29,043

Purchase consideration and non-controlling interest	968,431	33,010	103,468	290,571	63,995

The assets and liabilities recognized as a result of the acquisition are as follows:

	Compass	MAV	Lacan	Verde	BACS (b)
Cash and cash equivalents	51,032	285	1,987	43,780	-
Other assets and liabilities	301,948	(221)	(1,497)	(29,756)	5,073
Management contracts and customer relationships	324,361	5,760	26,539	104,523	21,571
Brands	77,763	-	-	25,712	-
	755,104	5,824	27,029	144,259	26,644

Goodwill (a)	213,327	27,186	76,439	146,312	37,351
Net assets acquired	968,431	33,010	103,468	290,571	63,995

(a)	The goodwill includes all business combinations made by the entity, not just those described.

(b)	On June 1, 2026, VCAM, a subsidiary of the Group, completed the acquisition of the asset management business formerly operated by BACS.

The transaction was implemented through a corporate spin-off followed by a statutory merger, whereby the investment fund management business of BACS was contributed to VCAM.

Following completion of the transaction, the former shareholders of the BACS Group became shareholders of VCAM, while Entity retained control of the combined entity.

The consideration transferred consisted primarily of newly issued ordinary shares of VCAM delivered to the former shareholders of BACS.

Shareholder Group	Ownership
Vinci Compass Group	58.00%
BACS Group	42.00%

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Verde and BACS business combinations are still under their measurement period. During this period, additional assets or liabilities can be recognized if new information is obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as Vinci Compass receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

All the information and disclosures required in the annual financial statements and should be read in conjunction with the

Group’s annual consolidated financial statements as of December 31, 2025.

(c)       Investments accounted for using the equity method

As of June 30, 2026, the details of investments in associates and joint ventures is as follows:

Affiliate	Country	Ownership	Nature of relationship	Equity	Share of profit (loss) (***)

CCLA Holdings Development and Property Management SL (“CCLA Holdings”) (*)	Spain	50%	Joint venture	58,841	(3,595)

CCLA SMA I Operator, Ltd (*)	Cayman	50%	Joint venture	2,176	4,516

Mexican associates’ entities (**)	Mexico	(**)	Associate	10,101	226
Real Estate Manual Montt Rentas SpA	Chile	7,5%	Associate	851	-
				71,969	1,147

(*) Joint Venture relationships with CIM Group. There is no control over these investments.

(**) Investments in Mexican associates comprise regulatory investment required to Compass Investment de Mexico S.A. de C.V. Mexican associates do not have control over these investments. The ownership of these associates may vary from 0.04% to 1.89%.

(***) Comprise group’s share of the post-acquisition profits or losses of the investees.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

As of 30 June 2026, movements in investment in joint ventures and associates are as follows:

	CCLA Holdings	Mexican associates	CCLA Operator	Real Estate Manual Montt Rentas SpA	Total
Closing balance of investment on December 31, 2024	46,448	8,633	-	-	55,081

Capital increase	16,901	-	-	843	17,744
Dividends Distributed	-	-	(3,415)	-	(3,415)
Equity gain (loss)	(9,610)	988	7,564	-	(1,067)
Foreign exchange variation	(791)	619	(2,444)	60	(2,547)

Closing balance of investment on December 31, 2025	52,948	10,240	1,705	903	65,796

Capital increase	13,102	-	-	-	13,102
Dividends Distributed	-	-	(4,722)	-	(4,722)
Equity gain (loss)	(3,595)	226	4,516	-	1,147
Foreign exchange variation	(3,614)	(365)	678	(52)	(3,353)

Closing balance of investment on June 30, 2026	58,841	10,101	2,176	851	71,969

Summarized financial information for material associates and joint ventures:

The tables below provide summarized financial information for those joint ventures and associates that are material to the Group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not Vinci Compass share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

	CCLA Holdings
	June 30, 2026	December 31, 2025

Current assets	47,804	63,297
Non-current assets	99,618	84,715
Current liabilities	(23,269)	(23,319)
Non-current liabilities	(6,471)	(18,796)

Net assets	117,682	105,896

Ownership interest	50%	50%

Investments by equity method	58,841	52,948

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(d)        Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Verde Empreendimentos e Participações S.A.		Investis Asset Management S.A.		Total
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Summarized Balance Sheet

Current assets	152	368	695,843	524,846	6,234	69,854	27,312	-	729,541	595,068
Current liabilities	(112)	(652)	(2,200)	(2,843)	(1,160)	(68,618)	(13,304)	-	(16,776)	(72,113)
Current net assets	40	-284	693,643	522,003	5,074	1,236	14,008	-	712,765	522,956

Non-current assets	511	571	29,589	28,862	148,161	193,213	57,471	-	235,732	222,646
Non-current liabilities	(3,659)	(3,350)	(733,440)	(559,624)	-	(44,171)	(26)	-	(737,125)	(607,145)
Non-current net assets	(3,148)	-2,779	(703,851)	(530,762)	148,161	149,042	57,445	-	(501,393)	-(384,499)

Net assets	(3,108)	(3,063)	(10,208)	(8,759)	153,235	150,278	71,453	-	211,372	138,456

Accumulated NCI	(777)	(766)	(2,032)	(879)	77,554	76,367	30,013	-	104,758	74,722

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		Verde Empreendimentos e Participações S.A.		Investis Asset Management S.A.		Total
of comprehensive income	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Revenue	350	324	329	244	79,224	-	9,262	-	89,165	274

Profit for the period	(45)	(92)	(11,450)	(9,389)	28,633	-	1,900	-	19,038	(4,008)

Total comprehensive income	(45)	(92)	(11,450)	(9,389)	28,633	-	1,900	-	19,038	(4,008)

Profit/(loss) allocated to NCI	(11)	(23)	(1,149)	(1,408)	11,415	-	810	-	11,065	(604)

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Property and equipment

							06/30/2026
	Buildings	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total

Cost
At January 1, 2026	27,889	9,274	72,292	7,795	8,341	4,651	130,242

Acquisitions, net of disposals	-	1,551	241	1,009	82	-	2,883
Foreign Exchange variations of property and equipment abroad	-	-	(781)	-	(216)	(319)	(1,316)

At June 30, 2026	27,889	10,825	71,752	8,804	8,207	4,332	131,809

Accumulated depreciation

At January 1, 2026	(651)	(4,482)	(41,079)	(2,707)	(7,038)	(191)	(56,147)

Depreciation	(279)	(440)	(1,863)	(1,050)	(135)	(182)	(3,949)
Foreign Exchange variations of property and equipment abroad	-	-	-	366	-	-	366

At June 30, 2026	(930)	(4,922)	(42,942)	(3,391)	(7,173)	(373)	(59,730)

Net book value
At January 1, 2026	27,238	4,792	31,213	5,088	1,303	4,460	74,095

At June 30, 2026	26,959	5,903	28,810	5,413	1,034	3,959	72,079

Annual depreciation rate - %	5	From 5 to 10	From 10 to 20	20	From 5 to10	-	-

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

							12/31/2025
	Buildings	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total

Cost
At January 1, 2025	27,889	10,534	70,951	6,243	8,790	676	125,083
Assets recognized as a result of business combination	-	557	988	-	124	139	1,808
Acquisitions, net of disposals	-	577	16,799	2,201	839	3,610	24,026
- Write-off of fully depreciated items		(2,394)	(13,817)	(648)	(614)	(261)	(17,734)
Foreign Exchange variations of property and equipment abroad	-	-	(2,630)	-	(798)	487	(2,941)

At December 31, 2025	27,889	9,274	72,292	7,795	8,341	4,651	130,242

Accumulated depreciation
At January 1, 2025	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)
Depreciation	(558)	(1,244)	(5,300)	(1,874)	(381)	(180)	(9,539)
Write-off of fully depreciated items		2,263	12,936	176	614	-	15,989
Foreign Exchange variations of property and equipment abroad			2,095	790	469		3,841

At December 31, 2025	(651)	(4,482)	(41,079)	(2,707)	(7,038)	(191)	(56,147)

Net book value
At January 1, 2025	27,796	5,035	20,141	4,444	1,052	664	59,132

At December 31, 2025	27,238	4,792	31,213	5,088	1,303	4,460	74,095

Annual depreciation rate - %	5	From 5 to 10	From 10 to 20	20	From 5 to10	-	-

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Intangible assets

Intangible assets include expenditures with the development of the software, placement agent and the management contracts, customers relationship, brands, and the goodwill generated by the acquisitions of SPS, MAV, Compass, Lacan, Verde and BACS.

The software development comprises mainly the following assets:

-	Systems and applications which are being developed to support retirement services applications;

-	Products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the six-month period ended June 30, 2026 and the year ended December 31, 2025.

						06/30/2026
	Brands	Software development	Placement Agent	Goodwill	Management Contracts and Customer relationships	Total
Cost
At January 1, 2026	103,534	62,535	24,829	699,624	488,429	1,378,951
Additions, net of disposals	-	6,269	-	37,351	21,571	65,191
Foreign exchange variation of intangible assets abroad	-	(449)	(785)	(339)	(238)	(1,811)

At June 30, 2026	103,534	68,355	24,044	736,636	509,762	1,442,331

Accumulated amortization
At January 1, 2026	-	(22,580)	(7,323)	-	(22,831)	(52,734)
Amortization	-	(5,173)	(1,232)	-	(10,916)	(17,321)
Foreign exchange variation of intangible assets abroad	-	7	155	-	-	162
At June 30, 2026	-	(27,746)	(8,400)	-	(33,747)	(69,893)

At January 1, 2026	103,534	39,955	17,506	699,624	465,598	1,326,216

At June 30, 2026	103,534	40,609	15,644	736,636	476,015	1,372,438
Amortization rate (per year) - %		20%				-

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

						12/31/2025
	Brands	Software development	Placement Agent	Goodwill	Management Contracts and Customer relationships	Total
Cost
At January 1, 2025	77,822	46,973	24,540	555,175	383,082	1,087,592
Assets recognized as a result of business combination	25,712	435	-	146,312	104,523	276,982
Additions	-	17,968	822	-	-	18,790
Reclassification	-	-	-	(1,394)	1,394	-
Write-off of assets, including fully depreciated items	-	(1,105)	-	-	-	(1,105)
Foreign exchange variation of intangible assets abroad	-	(1,737)	(533)	(469)	(569)	(3,308)

At December 31, 2025	103,534	62,535	24,829	699,624	488,429	1,378,951

Accumulated amortization
At January 1, 2025	-	(15,567)	(4,951)	-	(9,125)	(29,643)
Amortization		(8,444)	(2,506)	-	(13,906)	(24,838)
Write-off of assets, including fully depreciated items	-	(3)	-	-	-	(3)
Foreign exchange variation of intangible assets abroad	-	1,433	135	-	200	1,768
At December 31, 2025	-	(22,580)	(7,323)	-	(22,831)	(52,735)

At January 1, 2025	77,822	31,407	19,588	555,175	373,956	1,057,949

At December 31, 2025	103,534	39,955	17,506	699,624	465,598	1,326,216
Amortization rate (per year) - %		20%				-

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025.

No impairment losses were recognized on June 30, 2026 and December 31, 2025.

11	Leases

This note provides information for leases where the Group is a lessee.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	06/30/2026	12/31/2025
Right of use assets
Brazil	89,326	95,441
USA	21,514	25,102
Other offices	16,731	20,684
Total	127,571	141,226

Lease liabilities
Brazil	(101,073)	(104,324)
USA	(28,663)	(32,833)
Other offices	(18,475)	(23,027)
Total	(148,211)	(160,184)
	06/30/2026	12/31/2025

Current	(29,357)	(33,307)
Non-current	(118,854)	(126,877)
Total	(148,211)	(160,184)

Addition to the right-of-use assets resulted from new contracts and contracts modifications were R$ 1,945 until June 30, 2026 (additions of R$ 48,781 during 2025 financial year).

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Right of use assets depreciation	(12,559)	(11,983)	(6,227)	(6,321)
Financial expense	(8,343)	(7,480)	(4,452)	(3,722)
	(20,902)	(19,463)	(10,679)	(10,043)

The total cash outflow for leases until June 30, 2026 was R$ 18,622 (R$ 18,365 until June 30, 2025).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2025.

12	Accounts payable

	06/30/2026	12/31/2025

Accrued liabilities (i)	19,666	17,558
Temporary deposit from clients (ii)	9,773	12,232
Related Parties (iii)	2,635	1,456
Lease payable – prior month expense	1,507	1,482
Dividends payable	89	2,560
Other payables	4,514	2,813
Current	38,184	38,101
Other payables	-	6
Non-current	-	6

(i)	Fees, commissions, and other payables.

(ii)	Comprises temporary payments made by clients to invest in Mexican Investment Fund through the investment manager.

(iii)	Refers to a related party transaction. See Note 22 (e) for more details.

13	Labor and social security obligations

	06/30/2026	12/31/2025

Profit sharing	75,111	170,480
Labor provisions	29,822	38,163

	104,933	208,643

Current	101,408	199,422
Non-current	3,525	9,221

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Except for the profit sharing related to the unrealized performance fees, the accrual for profit sharing payable on December 31, 2025, was paid until the first week of February 2026. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Compass Management estimated the profit sharing as of June 30, 2026, based on the net revenue recognized up to June 30, 2026.

Since the second quarter of 2022 labor provisions have been impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs, of which the vesting dates are over 1 year. Please see note 25 for more details.

14	Taxes and contributions payable

	06/30/2026	12/31/2025
Income tax	26,563	22,400
Social contribution	7,882	5,868
Social Contribution on revenues (COFINS)	4,008	2,748
Social Integration Program (PIS)	899	599
Service tax (ISS) on billing	548	1,313
Withholding Income Tax (IRRF) deducted from third parties	96	137
Others	2,899	1,982

	42,895	35,047

15	Loans and obligations

	06/30/2026	12/31/2025
Convertible Preferred Shares (i)	483,480	513,765
Commercial Notes (ii)	78,233	87,326
Consideration payable (iii)	9	6,029
Contingent consideration (iv)	224,573	285,903
Redemption liability (v)	67,191	63,456
Banco Security	1,279	10,153

	854,765	966,632

Current	163,582	93,862
Non-current	691,183	872,770

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(i)	Convertible Preferred Shares

The following table presents the changes in the Convertible Preferred Shares in the period ended June 30, 2026 and December 31, 2025:

Closing balance December 31, 2024	577,982
Net foreign exchange loss/(gain)	(69,513)
Interest expense	50,830
Interest paid	(45,534)
Closing balance December 31, 2025	513,765
Net foreign exchange loss/(gain)	(32,395)
Interest expense	23,648
Interest paid	(21,538)
Closing balance June 30, 2026	483,480

Current	10,339
Non-current	473,141

On January 1, 2026, the Entity paid the total amount of R$ 11,083 related to the dividends of the series A convertible preferred shares.

On April 1, 2026, the Entity paid the total amount of R$ 10,455 related to the dividends of the series A convertible preferred shares.

(ii)	Commercial notes

The following table presents the changes in the Commercial Notes up the period ended June 30, 2026 and December 31, 2025:

Closing balance December 31, 2024	55,150
Obligation acquired	49,207
Interest expense	7,842
Interest paid	(7,095)
Principal paid	(17,778)
Closing balance December 31, 2025	87,326
Interest expense	6,500
Interest paid	(6,704)
Principal paid	(8,889)
Closing balance June 30, 2026	78,233

Current	39,781
Non-current	38,452

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(iii)	Consideration payable

	SPS	MAV
Closing balance December 31, 2024	9	10,533
Obligations acquired	-	859
Interest expense	-	(372)
Principal paid	-	(5,000)
Closing balance December 31, 2025	9	6,020
Interest expense	-	131
Interest paid	-	(1,151)
Principal paid	-	(5,000)
Closing balance June 30, 2026	9	-

Current	9	-
Non-current	-	-

Consideration payable is a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iv)	Contingent consideration

On June 30, 2026, Vinci Compass reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in a decrease of the contingent consideration fair value. The variation was recognized as a gain in the financial result in the amount of R$ 53,187 for the period ended June 30, 2026 (expense of R$ 4,132 for the year ended June 30, 2025).

On June 30, 2026, the fair value of the obligation based on the economic conditions at that date is R$ 224,573 (R$ 285,903 on December 31, 2025).

(v)	Redemption Liability (Verde business combination)

The present value of the redemption liability evaluated at the transaction date was R$ 67,191 (R$ 63,456 as of December 31, 2025).

16	Retirement plans liabilities

During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of June 2026 and December 2025, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdrawals for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and the balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On June 30, 2026 the Retirement plan liabilities are R$ 678,810 (R$ 508,416 as of December 31, 2025).

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

17	Equity

(a)	Capital

The capital comprises 56,408,172 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci Compass has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

(b)	Retained earnings

Retained earnings comprise the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(c)	Other reserves

Other reserves comprise the following operations:

(i)	Exchange variation on investees

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified as a profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments

Benefits to its employees through a share-based incentive.

(d)	Dividends

On March 4, 2026, Vinci Compass declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of March 19, 2026, totalizing US$ 10,875 (R$ 56,649), paid on April 2, 2026.

On May 8, 2026, Vinci Compass declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of May 25, 2026, totalizing US$ 11,138 (R$ 54,575), paid on June 8, 2026.

Once dividends are declared and approved by the board of directors, they will be paid on a proportional basis to the owners of the common shares.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(e)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in capital.

In June 2026 the Company held 5,223,144 Class A common shares in treasury.

(f)	Basic and diluted earnings per share

	Six months ended June 30		Three months ended June 30
a) Basic earnings per share	2026	2025	2026	2025
From continuing operations attributable to the ordinary equity holders of the Entity	2.30	1.96	0.73	1.06
Total basic earnings per share attributable to the ordinary equity holders of the Entity	2.30	1.96	0.73	1.06

	Six months ended June 30		Three months ended June 30
b) Diluted earnings per share	2026	2025	2026	2025
From continuing operations attributable to the ordinary equity holders of the Entity	2.22	1.91	0.70	1.03
Total basic earnings per share attributable to the ordinary equity holders of the Entity	2.22	1.91	0.70	1.03

c) Reconciliations of earnings used in calculating earnings per share
	Six months ended June 30		Three months ended June 30
Basic earnings per share:	2026	2025	2026	2025
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	150,836	124,132	47,817	67,600
	150,836	124,132	47,817	67,600

	Six months ended June 30		Three months ended June 30
Diluted earnings per share:	2026	2025	2026	2025
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	150,836	124,132	47,817	67,600
Used in calculating diluted earnings per share	150,836	124,132	47,817	67,600

d) Weighted average number of shares used as the denominator
	Six months ended June 30		Three months ended June 30
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share:	65,462,756	63,475,564	65,462,756	63,985,099
Adjustments for calculation of diluted earnings per share:	2,497,968	1,656,560	2,497,968	1,656,560
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	67,960,724	65,132,124	67,960,724	65,641,659

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

18	Revenue from services rendered

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Net revenue from services rendered	554,628	475,796	279,773	241,075

Net revenue from fund management	497,049	391,098	252,191	195,569
Net revenue from performance fees	10,235	11,419	7,345	8,342
Net revenue from advisory	25,114	51,073	9,047	26,220
Net revenue from other revenues (a)	22,230	22,206	11,190	10,944

(a)	Comprised of Advisory & Execution, and fund services fees.

19	General and administrative expenses

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Personnel (a)	(128,927)	(123,479)	(65,462)	(60,876)
Share Based Plans (b)	(14,245)	(11,997)	(8,492)	(6,994)
Profit-sharing (a)	(83,420)	(69,904)	(41,577)	(36,810)
	(226,592)	(205,380)	(115,531)	(104,680)
Third party expenses (c)	(97,165)	(93,458)	(52,983)	(47,536)
Right of use depreciation (d)	(12,559)	(11,983)	(6,227)	(6,321)
Depreciation and amortization (e)	(21,713)	(16,531)	(10,786)	(8,355)
Travel and representations	(7,821)	(7,849)	(5,114)	(4,603)
Condominium expenses	(6,021)	(5,059)	(3,077)	(2,527)
Other operating expenses (f)	(19,305)	(17,460)	(8,867)	(8,253)

	(391,176)	(357,720)	(202,585)	(182,275)
(a)	Personnel and profit-sharing

According to the profit-sharing program and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 83,420 for the six-month period ended June 30, 2026 (R$ 69,904 on June 30, 2025).

(b)	Share-based payments

See Note 25 for more details.

(c) Third party expense

Third party expenses are composed of accounting, audit, advisory, due diligence services, information technology, marketing, and other contracted services.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(d) Right of use depreciation

See Note 11 for more details.

(e) Depreciation and amortization

The amount is mainly comprised of property and equipment depreciation and intangible amortization. See Notes 9 and 10 for more details.

(f) Other operating expenses

The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among several other expenses.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

20	Finance profit/(loss)

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Investment income (i)	22,212	51,297	9,324	32,868
Financial revenue through amortized cost	462	464	210	259
Foreign currency variation income	16,437	12,423	(992)	4,094
Financial revenue on sublease agreements	-	111	-	47
Contingent consideration variation (iii)	55,711	22,478	11,595	12,932
Other finance income	138	2,186	(1,055)	1,161

Finance income	94,960	88,959	19,082	51,361

Financial expense on lease agreements	(8,343)	(7,480)	(4,452)	(3,722)
Interest expense on loans and financing (ii)	(31,140)	(31,541)	(15,224)	(15,400)
Bank fees	(206)	(464)	(104)	(273)
Fines on taxes	(38)	(1)	(37)	(1)
Interest on taxes	(24)	-	(24)	-
Contingent consideration variation (iii)	(2,524)	-	(1,303)	-
Other financial expenses (iv)	(7,887)	(15,279)	(4,526)	(7,984)

Finance costs	(50,162)	(54,765)	(25,670)	(27,380)

Finance profit/(loss), net	44,798	34,194	(6,588)	23,981

(i)	Investment income and losses comprise the fair value changes on the financial instruments at fair value through profit or loss, The breakdown of investment income is presented below.

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025
Mutual funds and fixed income investments (a)	20,166	45,463	7,900	29,103
Private equity funds	2,046	5,834	1,424	3,765
	22,212	51,297	9,324	32,868

(a)	Vinci Monalisa and Vinci Monalisa Cash correspond to the most part of the Group’s investment income,

(ii)	Interest expense on loans and financing comprise the financial result on the Commercial notes, the consideration payable related to the business combinations and interest expense on the convertible preferred shares. Please see note 15 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 15 (iv) for more detail.

(iv)	Includes the disbursements related to the non-deliverable forwards.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

21       Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Compass Investments Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Compass Investments Ltd subsidiaries based in Brazil, except for Vinci Partners Investimentos Ltda, Vinci Capital Gestora Ltda, Vinci Soluções de Investimentos Ltda, Vinci Vida e Previdência S.A. and CG Investimentos Brazil Ltda, are taxed based on the deemed profit.

Vinci Compass has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on June 30, 2026 is R$ 22,280 (R$ 19,777 on December 31, 2025).

The income tax and social contribution charge on the results for the period/year can be summarized as follows:

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Current income tax	(32,469)	(15,787)	(15,251)	(9,523)
Current social contribution	(9,546)	(5,608)	(4,341)	(3,396)

	(42,015)	(21,395)	(19,592)	(12,919)

Deferred income tax	(4,452)	(1,453)	1,037	667
Deferred social contribution	(1,029)	(524)	256	240

	(5,481)	(1,977)	1,293	907

	(47,496)	(23,372)	(18,299)	(12,012)

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Deferred tax balances

	06/30/2026	12/31/2025
Deferred tax assets

Tax losses	22,280	19,777
Amortization on management Contracts	5,433	3,455
Contingent consideration	4,024	12,836
Interest expense on obligation for acquisition	3,190	3,190
RSU	2,467	3,771
Others	3,150	4,364
Total deferred tax assets	40,544	47,393

Deferred tax liabilities

Financial revenue	(1,543)	(2,565)
Estimated revenue	(804)	(804)
Leases	(501)	(845)
Total Income Tax	(2,848)	(4,214)

Estimated revenue	(427)	(427)
Total (Taxes and contribution)	(427)	(427)

Total deferred tax liabilities	(3,275)	(4,641)

Movements	Tax losses	Interest expense on obligation for acquisition	Management Contract	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2024	13,102	3,190	2,419	3,103	9,532	31,346
to profit and loss	6,675	-	1,036	668	7,668	16,046
As at December 31, 2025	19,777	3,190	3,455	3,771	17,199	47,392
to profit and loss	2,503	-	1,978	(1,304)	(10,025)	(6,848)
As at June 30, 2026	22,280	3,190	5,433	2,467	7,174	40,544

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2024	(2,287)	(1,815)	(984)	(5,086)
to profit and loss	(279)	585	139	444
As at December 31, 2025	(2,566)	(1,230)	(845)	(4,642)
to profit and loss	1,023	-	344	1,367
As at June 30, 2026	(1,543)	(1,230)	(501)	(3,275)

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Tax effective rate

	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Profit (loss) before income taxes	209,397	146,073	70,862	78,785
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	(71,195)	(49,665)	(24,093)	(26,787)
Reconciliation adjustments:
Expenses not deductible	969	(40)	433	(9)
Tax benefits	(10)	39	(10)	10
Share based payments Unrecognized tax loss credits	1,665 (7,287)	(989) (3,415)	775 (4,103)	(544) (1,881)
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	28,785	30,310	8,552	16,851

Other additions (exclusions), net	(423)	388	148	348

Income taxes expenses
Current	(42,015)	(21,395)	(19,592)	(12,919)
Deferred	(5,481)	(1,977)	1,293	907
	(47,496)	(23,372)	(18,299)	(12,012)

Effective rate	23%	16%	23%	15%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

22	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 4,870 for the six-month period ended June 30, 2026 (June 30, 2025 – R$ 6,947).

According to Vinci Compass internal policy, the key management is entitled to receive profit-sharing compensation for the current year. As stated in Note 13, Vinci Compass accrued a provision for profit sharing for the Group as of June 30, 2026.

(b)	Receivables from related parties

The Entity’s receivables from related parties as of June 30, 2026, and December 31, 2025, as shown in the table below:

	06/30/2026	12/31/2025

Compass Group Cayman Ltd. (“CGC”) (*)	11,498	14,864
	11,498	14,864

(*) Refers to a credit line financing from Vinci Compass to CGC in the amount of US$ 3,500 to fund redemptions, repurchases and other acquisitions of equity interests in CGC. Until June 30, 2026 US$ 1,279 was paid, with remaining outstanding US$ 2,221.

(c)	Employees loans

As presented in Note 7(iii), Vinci Compass may advance payments to its employees.

(d)	Receivables from employees

During 2024 and 2023, Vinci Compass sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029, and a monetary variation will be charged by inflation index.

(e)	Payable to related parties

The Entity has accounts payable to related parties as of June 30, 2026, in the amount of R$ 2,635 (December 2025 – R$ 1,456). The payable is due to CCLA Holding Chile SpA, for sub-consulting services provided to Compass Administradora de Fondos.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

23	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

Global Investment Products and Solutions (Global IP&S)

The Global IP&S segment provides access to a network of world-class GPs and top-tier asset managers as well as proprietary investment solutions, on a discretionary and non-discretionary basis. The strategy is designed to deliver investment and advisory solutions, with a focus on alpha generation, tailored to clients' objectives. Within the Global IP&S segment, we provide multi-asset allocation strategies, as well as portfolio and management services, structured around medium to long-term risk allocation. The segment operates as a comprehensive strategy that includes Third-Party Distribution (Liquid and Alternative), Separate Mandates, Commingled Funds, Brokerage, Pension Plans, Global Solutions and Vinci Retirement Services.

Credit

The segment operates across three business lines: Public and Private Credit, Opportunistic Capital Solutions, and Agribusiness Credit, with both local and hard currency strategies. The Credit segment is designed to address the diverse financing needs of both mature and growing businesses through a broad range of sub-strategies, including local currency high grade and high yield, structured credit and confirming, real estate and infrastructure credit, agribusiness, hard currency high-grade and high-yield strategies, and opportunistic capital solutions.

Private Equity

The Private Equity segment has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The Private Equity segment invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns.

Equities

The Equities segment operates through two distinct strategies, delivering robust and diversified investment solutions across Latin America or specific country markets. These strategies are designed to capitalize on regional opportunities and specialized market dynamics, offering clients tailored approaches to achieve their investment goals. The segment includes a range of sub-strategies to address different investor profiles and market conditions, including Long Only, Dividends, Small Caps, Long Biased, and other specialized approaches.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

Real Assets

The Real Assets segment comprises investments focused on tangible, income-generating assets through real estate, infrastructure and forestry strategies, as described below:

(i)	Real Estate

The Real Estate segment is focused on income-generating mature real estate assets across Brazil through REITs listed on the B3, including shopping centers, industrial properties, commercial offices, urban properties and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The strategy covers also additional development strategies in Brazil, Uruguay and Peru, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(ii)	Infrastructure

The infrastructure strategy has exposure to real assets across the infra sector in Brazil, through equity and debt instruments. The management team invests through the following sub-sectors: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iii)	Forestry

The Forestry strategy focuses on investments in eucalyptus, pine, and native forests in Brazil, aiming to generate attractive returns through sustainable timber harvesting. The strategy includes both greenfield and brownfield projects, leveraging active management practices to enhance productivity and long-term asset value. Investments are structured across multiple vintages, with the fourth fund currently in fundraising and progressing toward Article 9 classification. The strategy applies an ESG framework to guide portfolio monitoring, set clear objectives, and assess social impacts, prioritizing projects that deliver both environmental and social benefits. The local presence of Lacan and its long-term relationships with key industry players provide privileged access to the best opportunities.

Corporate advisory

The corporate advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The corporate advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

			Six-month period ended 06/30/2026
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
Fund Advisory fee	-	1,104	-	21,310	-	3,374	-	25,788
Fund Management fee	58,848	61,047	140,751	215,900	44,485	-	-	521,031
Other revenues	-	-	-	22,229	-	-	-	22,229
Fund Performance fee	-	1	4,446	2,215	4,041	-	-	10,703
Taxes and contributions	(3,540)	(3,124)	(5,259)	(10,790)	(2,118)	(292)	-	(25,123)
Net revenue from services rendered	55,308	59,028	139,938	250,864	46,408	3,082	-	554,628
(-) General and administrative expenses	(8,343)	(14,857)	(53,482)	(81,645)	(20,386)	(2,170)	(196,048)	(376,931)
Share-based payments	-	-	-	-	-	-	(14,245)	(14,245)
Operating profit	46,965	44,171	86,456	169,219	26,022	912	(210,293)	163,452
Finance income								94,960
Finance cost								(50,162)
Finance result, net								44,798
Equity gain/(loss)								1,147
Profit before income taxes								209,397
Income taxes								(47,496)
Profit for the period								161,901

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

			Three-month period ended 06/30/2026
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
Fund Advisory fee	-	584	-	7,216	-	1,580	-	9,380
Fund Management fee	29,030	30,457	75,875	106,844	22,093	-	-	264,299
Other revenues	-	-	-	11,188	-	-	-	11,188
Fund Performance fee	-	1	4,277	1,487	1,984	-	-	7,749
Taxes and contributions	(1,739)	(1,554)	(2,947)	(5,424)	(1,042)	(137)	-	(12,843)
Net revenue from services rendered	27,291	29,488	77,205	121,311	23,035	1,443	-	279,773
(-) General and administrative expenses	(5,012)	(7,167)	(29,676)	(40,803)	(10,451)	(1,109)	(99,875)	(194,093)
Share-based payments	-	-	-	-	-	-	(8,492)	(8,492)
Operating profit	22,279	22,321	47,529	80,508	12,584	334	(108,367)	77,188
Finance income								19,082
Finance cost								(25,670)
Finance result, net								(6,588)
Equity gain/(loss)								262
Profit before income taxes								70,862
Income taxes								(18,299)
Profit for the period								52,563

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

			Six-month period ended 06/30/2025
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
Fund Advisory fee	-	2,569	-	40,242	-	9,498	-	52,309
Fund Management fee	65,874	61,727	111,452	128,179	39,131	-	-	406,363
Other revenues	-	365	-	21,841	-	-	-	22,206
Fund Performance fee	-	1	4,717	2,034	5,223	-	-	11,975
Taxes and contributions	(3,869)	(3,005)	(4,310)	(3,243)	(1,808)	(822)	-	(17,057)
Net revenue from services rendered	62,005	61,657	111,859	189,053	42,546	8,676	-	475,796
(-) General and administrative expenses	(8,334)	(17,938)	(46,974)	(54,466)	(16,402)	(3,767)	(197,842)	(345,723)
Share-based payments	-	-	-	-	-	-	(11,997)	(11,997)
Operating profit	53,671	43,719	64,885	134,587	26,144	4,909	(209,839)	118,076
Finance income								88,959
Finance cost								(54,765)
Finance result, net								34,194
Equity Gain/Loss								(6,197)
Profit before income taxes								146,073
Income taxes								(23,372)
Profit for the period								122,701

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

			Three-month period ended 06/30/2025
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
Fund Advisory fee	-	533	-	17,611	-	8,998	-	27,142
Fund Management fee	32,625	33,407	56,567	61,035	19,483	-	-	203,117
Other revenues	-	189	-	10,755	-	-	-	10,944
Fund Performance fee	-	1	4,701	599	3,421	-	-	8,722
Taxes and contributions	(1,914)	(1,496)	(2,242)	(1,499)	(920)	(779)	-	(8,850)
Net revenue from services rendered	30,711	32,634	59,026	88,501	21,984	8,219	-	241,075
(-) General and administrative expenses	(4,509)	(7,740)	(24,616)	(26,713)	(8,483)	(3,080)	(100,140)	(175,281)
Share-based payments	-	-	-	-	-	-	(6,994)	(6,994)
Operating profit	26,202	24,894	34,410	61,788	13,501	5,139	(107,134)	58,800
Finance income								51,361
Finance cost								(27,380)
Finance result, net								23,981
Equity Gain/Loss								(3,996)
Profit before income taxes								78,785
Income taxes								(12,012)
Profit for the period								66,773

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

24	Legal Claims

Find below the judicial deposits and the provision for contingencies as of June 30, 2026 and December 31, 2025.

Judicial deposits	06/30/2026	12/31/2025

Tax	35.45pt49,869	43,999
Total	49,869	43,999

Provision for contingencies	06/30/2026	12/31/2025

Tax	(50,010)	(44,171)
Labor	(275)	(275)
Total	(50,285)	(44,446)

Tax Claim

As a result of the business combination with Verde, Vinci Compass recognized, at the acquisition date, judicial deposits and a provision for contingencies related to the respective legal proceedings in the amounts of R$ 43,737 and R$ 43,980, respectively, in accordance with IFRS 3.

Pursuant to the share purchase agreement, any amounts ultimately realized or paid in connection with the settlement of the contingency, including the related judicial deposit, will be for the benefit of the former shareholders. Accordingly, this arrangement has been accounted for as a separate transaction from the business combination and, to the extent applicable, gives rise to a corresponding indemnification right. As a result, any gain or loss arising from the resolution of such contingency will not have an impact on Vinci Compass’ consolidated profit or loss.

INSS – Third-Party Contributions

On October 18, 2019, the Verde’s subsidiaries filed Writ of Mandamus No. 5019677-75.2019.4.03.6100 (the “Writ of Mandamus”), assigned to the 22nd Federal Civil Court of São Paulo, seeking relief from the payment of third-party social security contributions calculated on payroll, as well as reimbursement of amounts paid over the previous five years.

As a result of the Writ of Mandamus, the Company recognized a provision for contingencies corresponding to the judicial deposits that have been and will be made.

As of June 30, 2026, the contingent liability amounts to R$ 50,010 (December 31, 2025: R$ 44,171), with judicial deposits made on the same date totaling R$ 49,869 (December 31, 2025: R$ 43,999).

Labor Claim

In 2025, a labor lawsuit filed against Vinci Capital Gestora de Recursos Ltda has been assessed by management and its legal advisors as a probable loss, in the amount of R$ 275. Accordingly, a provision has been recognized in the financial statements to cover the estimated amount of the liability.

Find below the disputes classified as possible risk of loss broken down into labor and tax:

	06/30/2026	12/31/2025

Tax	21,381	20,515
Labor	2,078	157
Total	23,459	20,672

Tax Claims

On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 21,366 (December 31, 2025: R$ 20,515) for the calendar year of 2013.

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

25	Share-based payments

The Entity provides benefits to its employees through a share-based incentive.

(a)	Share-based compensation plans approved in 2026

In January 2026, the Board of Directors approved a new Stock Option Plan and a Restricted Share Unit Award Plan.

The Stock Option Plan aims to grant up to 1,500,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have a weighted average exercise price per share in the amount of US$13.13; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2029.

The Restricted Share Award Plan aims to grant up to 205,000 shares, each entitling the beneficiary to acquire one Class A common share.

(b)	Outstanding shares granted

The following table refers to the outstanding shares granted plan as of June 30, 2026, and December 31, 2025.

Share-based Compensation Plan
	RSU 2022	SOP 2023	SOP 2024	SOP 2025	SOP 2026	RSU 2026	TOTAL

Outstanding on 12/31/2024	616,158	1,099,472	1,260,892	-	-	-	2,976,522
Granted	-	-	110,382	2,394,873	-	-	2,505,255
Forfeited	(30,649)	(10,619)	-	-	-	-	(41,268)
Vested	(76,185)	-	(46,176)	-	-	-	(122,361)
Outstanding on 12/31/2025	509,324	1,088,853	1,325,098	2,394,873	-	-	5,318,148
Granted	-	-	-	-	1,420,800	202,752	1,623,552
Forfeited	-	-	-	-	-	-	-
Vested	(122,253)	(1,088,853)	-	-	-	-	(1,211,106)
Outstanding on 06/30/2026	387,071	0	1,325,098	2,394,873	1,420,800	202,752	5,730,594

(c)	Total Compensation Expense

The following table refers to the share-based compensation expense for the period ended on June 30, 2026 and June 30, 2025.

Share-based Compensation Plan – June 2026
	RSU 2022	SOP 2023	SOP 2024	SOP 2025	SOP 2026	RSU 2026	TOTAL

Share-based compensation	1,842	1,382	3,242	4,600	3,666	1,870	16,602
Social charges	(2,357)	-	-	-	-	-	(2,357)
Total expense	(515)	1,382	3,242	4,600	3,666	1,870	14,245

Share-based Compensation Plan – June 2025
	RSU 2022	SOP 2023	SOP 2024	SOP 2025	SOP 2026	RSU 2026	TOTAL

Share-based compensation	(2,745)	(1,893)	(3,589)	(3,104)	-	-	(11,331)
Social charges	(666)	-	-	-	-	-	(666)
Total expense	(3,411)	(1,893)	(3,589)	(3,104)	-	-	(11,997)

Vinci Compass Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of Brazilian Reais, unless otherwise stated

26	Subsequent events

Acquisition of Navi’s Real Estate Funds

On August 11, 2026, Vinci Compass announced the signing of an agreement (“the Transaction”) to acquire Navi’s Real Estate funds with approximately R$800 million in assets under management. Navi’s Real Estate platform comprises funds across multi-strategy and residential strategies, primarily concentrated in perpetual and long-term lock-up vehicles, including four REITs listed on the Brazilian stock exchange and/or the CETIP.

The Transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction of customary closing conditions.